Exhibit 99.1

PRESS RELEASE

INTESA SANPAOLO: TELECOM ITALIA

Torino, Milano, 18th April 2007 – With reference to recent press rumours regarding a possible sale of the majority shareholding of the capital of Olimpia, Intesa Sanpaolo – upon request of Consob – communicates that it has no update with respect to the disclosure already made in its press release issued on 10th April 2007 i.e. the Bank has contacts under way with more than one party that are interested for various reasons in the possible transaction and that considering the current preliminary stage of said contacts it is not possible to provide any indication of their possible outcome. Any development will be duly disclosed to the market.

Investor Relations (Andrea Tamagnini)		Media Relations (Costanza Esclapon)
+39.02.87943180		+39.02.87963531
investor.relations@intesasanpaolo.com		stampa@intesasanpaolo.com

www.intesasanpaolo.com